SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the year ending December 31, 2003

Microcell Telecommunications Inc
800 de La Gauchetière Street West, Suite 4000
Montréal, Quebec
Canada
H5A 1K3

Registration No. 0-29502

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Consolidated Financial Statements

Microcell Telecommunications Inc.
December 31, 2003

AUDITORS’ REPORT

To the Shareholders of
Microcell Telecommunications Inc.

We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2003 and May 1, 2003, and the consolidated statements of net income (loss) and deficit and cash flows for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and May 1, 2003, and the results of its operations and its cash flows for the eight months ended December 31, 2003, the four months ended April 30, 2003 and the years ended December 31, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada, February 11, 2004	Chartered Accountants

Microcell Telecommunications Inc.

CONSOLIDATED BALANCE SHEETS

As at
[In thousands of Canadian dollars]

	December 31	May 1
	2003	2003

	$	$
		[note 1]
ASSETS [note 8]
Current assets
Cash and cash equivalents	43,094	111,765
Short-term investments	60,927	9,912
Receivables [note 3]	76,796	64,552
Inventories	27,593	21,865
Prepaid license fees, rental sites and other prepaid expenses	26,850	34,043
Deferred charges	10,601	7,044
Other current assets	6,188	2,906

Total current assets	252,049	252,087
Property, plant and equipment [note 4]	318,041	289,692
Intangible assets [note 5]	233,819	241,202
Long-term investments and other non-current assets [note 6]	4,797	5,227

	808,706	788,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities [note 7]	91,634	65,026
Deferred revenues	42,328	34,207
Derivative instruments [note 8]	6,348	—
Current portion of long-term debt [note 8]	9,298	10,000

Total current liabilities	149,608	109,233
Long-term debt [note 8]	315,164	340,000

	464,772	449,233

Shareholders’ equity
Share capital [note 9]	338,154	321,049
Warrants [note 9]	17,926	17,926
Deficit	(12,146)	—

	343,934	338,975

	808,706	788,208

Commitments and contingencies [note 15]

See accompanying notes

On behalf of the Board:

André Tremblay (signed) Director, President and Chief Executive Officer	André Bureau (signed) Director and Chairman of the Board

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND DEFICIT

[In thousands of Canadian dollars, except for per share data]

		Pre-reorganization [note 1]

	Eight months ended	Four months ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Revenues
Services	357,483	170,196	566,706	509,082
Products	35,610	7,498	24,356	32,408

	393,093	177,694	591,062	541,490

Costs and expenses [notes 10 and 12]
Cost of services	123,029	59,079	187,042	193,539
Cost of products	93,552	23,416	102,110	143,214
Selling and marketing	73,185	24,585	103,953	119,410
General and administrative	55,306	32,058	106,945	95,130
Restructuring charges [note 10]	—	—	7,494	5,226
Depreciation and amortization [note 10]	46,771	59,388	465,815	177,990

	391,843	198,526	973,359	734,509

Operating income (loss)	1,250	(20,832)	(382,297)	(193,019)
Interest income	2,609	1,888	5,479	6,553
Interest expenses [note 10]	(14,817)	(70,608)	(226,829)	(224,237)
Foreign exchange gain (loss)	13,926	136,553	926	(51,129)
Gain on financial instruments [note 10]	—	—	6,570	—
Write-down of deferred financing costs and deferred gain and loss on financial instruments [note 10]	—	—	(16,947)	—
Gain (loss) on investments, marketable securities and other assets [note 10]	2,578	312	(16,086)	(33,093)
Share of net loss in investees	—	—	(13,212)	(5,282)

Income (loss) before income taxes	5,546	47,313	(642,396)	(500,207)
Income tax benefit (expense) [note 13]	(587)	(1,796)	71,895	1,722

Net income (loss)	4,959	45,517	(570,501)	(498,485)
Accretion on redemption price – Preferred Shares [note 9]	(17,105)	—	—	—

Net income (loss) applicable to Class A and Class B shares (for the eight months ended December 31, 2003 only)	(12,146)	45,517	(570,501)	(498,485)

Deficit, beginning of period	—	(2,466,674)	(1,896,173)	(1,397,688)

Deficit, end of period	(12,146)	(2,421,157)	(2,466,674)	(1,896,173)

Basic and diluted earnings (loss) per share [note 11]	(3.22)	0.19	(2.37)	(4.56)

See accompanying notes

Microcell Telecommunications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[In thousands of Canadian dollars, except for per share data]

		Pre-reorganization

	Eight months ended	Four months ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
OPERATING ACTIVITIES
Net income (loss)	4,959	45,517	(570,501)	(498,485)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	46,771	59,388	465,815	177,990
Accreted interest on long-term debt	2,693	13,425	72,762	158,194
Amortization of deferred financing costs	—	—	9,128	7,674
Income tax provision	(507)	—	(73,519)	(3,966)
Foreign exchange (gain) loss	(14,542)	(130,166)	(493)	50,281
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	—	16,947	—
Reversal of provision for sales tax	—	—	(13,806)	—
Gain on financial instruments	—	—	(6,570)	—
Loss (gain) in value of investments and marketable securities	(2,436)	14	16,005	33,079
Gain on disposal of assets	—	(326)	—	—
Share of net loss in investees	—	—	13,212	5,282

	36,938	(12,148)	(71,020)	(69,951)
Changes in operating assets and liabilities [note 14]	17,616	26,665	30,038	(52,303)

Cash provided by (used in) operating activities	54,554	14,517	(40,982)	(122,254)

INVESTING ACTIVITIES
Decrease (increase) in short-term investments and marketable securities	(51,015)	73,680	75,851	35,529
Additions to property, plant and equipment	(67,318)	(5,500)	(124,683)	(277,395)
Additions to intangible assets	—	—	—	(130,000)
Proceeds from termination of derivative instruments	—	—	31,041	—
Additions to long-term investments and other non-current assets	(133)	—	(3,728)	(12,023)
Proceeds from the sale of long-term investments	2,581	2,089	949	—

Cash provided by (used in) investing activities	(115,885)	70,269	(20,570)	(383,889)

FINANCING ACTIVITIES
Issuance of shares	—	—	—	450,755
Share issuance costs	—	—	—	(11,434)
Increase in long-term debt	—	—	100,000	270,813
Repayment of long-term debt	(7,340)	—	(10,732)	(270,809)
Deferred financing costs	—	—	(19,742)	(1,555)

Cash provided by (used in) financing activities	(7,340)	—	69,526	437,770

Increase (decrease) in cash and cash equivalents for the period	(68,671)	84,786	7,974	(68,373)
Cash and cash equivalents, beginning of period	111,765	26,979	19,005	87,378

Cash and cash equivalents, end of period	43,094	111,765	26,979	19,005

Additional information
Interest paid	12,710	13	82,348	49,933
Income taxes paid	1,034	639	2,294	2,249

See accompanying notes.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Description of business

Microcell Telecommunications Inc. [“Microcell”] is incorporated under the Canada Business Corporations Act [“CBCA”] and is a provider of wireless telecommunications services in Canada. As at December 31, 2003, Microcell conducted its wireless communications business through two wholly owned subsidiaries [collectively, the “Company”], which were: Microcell Solutions Inc. [“Solutions”] and Inukshuk Internet Inc. [“Inukshuk”].

Solutions operates a Global System for Mobile Communication [“GSM”] network across Canada and markets Personal Communications Services [“PCS”] and General Packet Radio Service [“GPRS”] under the Fido brand name pursuant to a 30Mhz PCS License [the “PCS License”] issued by the Minister of Industry (Canada) [“Industry Canada”].

Inukshuk was awarded Multipoint Communication Systems [“MCS”] Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. In November 2003, Inukshuk entered into a new venture with two partners which, depending on the results of phase 1 of the project, may result in the deployment of a MCS network in Canada. As at December 31, 2003, the activities of this venture were not significant for the Company.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

On May 1, 2003, the predecessor company of Microcell [“Old Microcell”], and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies’ Creditors Arrangement Act [“CCAA”] and CBCA. The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement [the “Plan”], a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 [the “Circular”] filed on SEDAR on February 19, 2003 and on EDGAR with the U.S. Securities and Exchange Commission [“SEC”] on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell became a holding company for Old Microcell, its previous subsidiaries, which amalgamated together to form Solutions and Inukshuk. The Board of directors was replaced by a new Board of directors and Microcell’s long-term debt obligations decreased by approximately $1.6 billion. On December 31, 2003, Old Microcell was liquidated into Microcell.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION [Cont’d]

Prior to May 1, 2003, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares [“Class A Shares”], new Class B Non-Voting Shares [“Class B Shares”] and warrants. Two series of warrants [collectively the “Warrants”] were issued pursuant to the Plan: [i] 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $19.91 per share [the “Warrants 2005”]; and [ii] 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $20.69 per share [the “Warrants 2008”].

For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

Basis of presentation

Effective May 1, 2003, the date of reorganization, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were revalued at estimated fair values and Microcell’s deficit was eliminated. Microcell determined that its enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION [Cont’d]

The following table summarizes the adjustments recorded to implement the financial reorganization and to reflect the fresh start basis of accounting:

	Microcell			Microcell
	as at April 30, 2003	Reorganization		as at May 1,
	Prior to	and fresh start		2003
	reorganization	adjustments		After adjustments

	$	$		$
Assets
Current assets	288,849	(36,762)	[i]	252,087
Property, plant and equipment	602,066	(312,374)	[i]	289,692
Intangible assets	2,727	238,475	[i]	241,202
Long-term investments and other assets	8,972	(3,745)	[i]	5,227

	902,614	(114,406)		788,208

Liabilities
Accounts payable and accrued liabilities	196,501	(131,475)	[ii]	65,026
Deferred revenues	34,207	—		34,207
Current portion of long-term debt	10,000	—		10,000

	240,708	(131,475)		109,233
Senior Secured Term Loans	543,925	(203,925)	[ii]	340,000
Senior Discount Notes	1,369,690	(1,369,690)	[ii]	—

	2,154,323	(1,705,090)		449,233

Shareholders’ equity (deficiency)
Share capital	1,167,678	(846,629)	[ii]	321,049
Warrants	1,770	16,156	[ii]	17,926
Deficit	(2,421,157)	2,421,157		—

	(1,251,709)	1,590,684		338,975

	902,614	(114,406)		788,208

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION [Cont’d]

Summary of adjustments

[i]	The Company revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Company following the financial reorganization. This resulted in a reduction of the current assets [mainly consisting of the deferred charges incurred during the recapitalization process], the property, plant and equipment, the long-term investments and the accrued liabilities. The Company also assigned a value, calculated at management’s best estimate of fair value, to the Company’s intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

[ii]	Pursuant to the Plan, the senior secured term loans of Old Microcell [carrying value of $553.9 million], the unpaid accrued interest [$12.2 million], and a net payable to Old Microcell’s secured creditors relating to cross currency and interest rate swaps terminated in December 2002 [$9.4 million], were converted into a term loan of $300 million [the “Tranche B Debt”], a term loan of $50 million [the “Tranche C Debt”], 11,766,667 First Preferred Shares [$176.5 million] and 3,600,186 Second Preferred Shares [$54 million] for a total equity interest in the new Company of 68% and 95.6% of voting rights.

Old Microcell’s senior discount notes [carrying value of $1.4 billion] and the unpaid accrued interest thereon [$103.6 million] were converted into 3,600,186 Second Preferred Shares [$54 million], 30,000 Class A Shares [$0.3 million], 3,578,676 Class B Shares [$36 million], 1,329,312 Warrants 2005 [$1.5 million] and 2,215,521 Warrants 2008 [$4.4 million] for a total equity interest in the new Company of 31.9% and 4.4% of voting rights.

The shareholders of Old Microcell [carrying value of $1.2 billion] received 22,469 Class B Shares [$0.2 million], 2,668,990 Warrants 2005 [$3.1 million] and 4,448,422 Warrants 2008 [$8.9 million] for a total equity interest in the new Company of 0.1% and no voting rights.

Comparative figures

Comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the Plan nor the application of fresh start accounting.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. As further described in note 18, these accounting principles differ in certain respects from those that would have been followed if these financial statements had been prepared in conformity with accounting principles generally accepted in the United States [“US GAAP”] and related rules and regulations adopted by the SEC.

The preparation of financial statements by management in accordance with Canadian GAAP requires the selection of accounting policies from existing acceptable alternatives. The summary of significant accounting policies is as follows:

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Long-term investments

The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures, if any, in which the Company participates. Intercompany transactions and balances are eliminated on consolidation.

The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Revenue recognition

Monthly access charges are billed in advance and recognized when the services are provided and collection is reasonably assured. Airtime charges are recognized as revenue when provided. City Fido’s activation fees are deferred and recognized as revenue over the estimated life of a subscriber. Sales of products such as handsets and related equipment are recognized when goods and services are delivered and collection is reasonably assured. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to retailers, the revenue for airtime is measured at the amount paid by the subscriber and is recorded when services are provided to the subscriber. Commissions paid on prepaid airtime vouchers to third party retailers are classified within cost of products and cost of services.

Subscriber acquisition costs

The excess of the cost of handsets to the Company over the amount recovered from sales to subscribers is recognized upon the sale of the handsets and is recorded in the cost of products.

Advertising costs

Advertising costs are expensed as incurred.

Cash equivalents

Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

Short-term investments

Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value. As at December 31, 2003, interest rates on most of the short-term investments vary from 2.5% to 2.8% [3.5% on May 1, 2003].

Marketable securities

Marketable securities are recorded at the lower of cost and fair market value.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Inventories

Inventories consist of handsets, subscriber identity module [“SIM”] cards and accessories held for resale, and are stated at the lower of cost [on a first-in, first-out basis] and replacement cost.

Property, plant and equipment

Property, plant and equipment are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are put into service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network–Switches	7 years
PCS network–Infrastructure and towers	20 years
PCS network–Radio equipment	8 years
Application hardware and software	5 years
Computer hardware and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

For property, plant and equipment that existed as at May 1, 2003, the above periods of depreciation were reduced in order to reflect a new cost basis as a result of applying fresh start accounting.

The cost of maintenance and replacement of minor items of property, plant and equipment are charged to maintenance expense. Enhancements and improvements are capitalized.

Intangible assets

Intangible assets consist of the Company’s PCS License, the Fido brand name and the customer list. The customer list is amortized over 30 months. The PCS License and the Fido brand name were determined to have an indefinite useful life and are not being amortized.

The annual licensing fees are charged to expense as incurred.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Impairment of long-lived assets

When events or changes in circumstances indicate that the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and intangible assets subject to amortization, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

Intangible assets that are not subject to amortization are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The impairment test consists of a comparison of the carrying amount with the fair value of the intangible asset. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

Impairment charge if any is presented within depreciation and amortization expense of the related long-lived assets in the statement of income (loss).

Derivative instruments

Derivative financial instruments are accounted for at fair value with changes in fair value affecting income unless designated as effective hedges in which case the gains (losses) on these instruments are recognized in the income statement when the hedged item affects earnings. As at December 31, 2003, the Company has not designated its financial instruments as hedges [see note 8].

Financing costs

The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

Stock option plan

The Company has a stock option plan, which is described in note 9. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Direct awards of stock to employees and stock and stock option awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method [see note 9].

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Up to December 31, 2003, no compensation expense was recognized for these plans when stock options were issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be realized or settled. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized and will first be applied to reduce the unamortized amount of intangible assets that were recognized as at May 1, 2003.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Foreign currency

The Company’s functional currency is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Class A Shares and Class B Shares. Diluted earnings (loss) per share are calculated taking into consideration the effect of the exercise of securities, which have a dilutive effect.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Recent developments

The CICA modified Section 3870, Stock-based compensation and other stock-based payments. This section has been amended to require the expensing of certain stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, the Company will apply this new standard retroactively, without restatement, beginning January 1, 2004, for options granted since May 1, 2003. Consequently, the opening deficit as at January 1, 2004 will be adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

The CICA also modified Section 3860, Financial instruments – disclosure and presentation. This section has been amended to provide guidance for classifying certain financial instruments that embody obligations that may be settled by the issuance of the issuer’s equity shares when the instrument that embodies the obligations does not establish an ownership relationship. The new standard is effective for fiscal years beginning on or after November 1, 2004. Initial application should be recognized on a retroactive basis and disclosed as an accounting policy change. As a result, the Company assesses that its Preferred Shares having an accreted value of $296.9 million and $284.5 million as at December 31, 2003 and May 1, 2003, respectively, which are classified as equity instruments under current rules, would have to be reclassified as liabilities. The accreted of their redemption price of $17.1 million during the eight-month period ended December 31, 2003 presented as an adjustment to the retained earnings (deficit) would have to be presented as an interest expense in the determination of the net income (loss). There would be no impact on the net loss attributable to Class A and B shares and on the earnings per share.

3.	RECEIVABLES

	December 31	May 1
	2003	2003

	$	$
Trade receivables	79,901	73,553
Allowance for doubtful accounts	(6,627)	(11,844)
Taxes receivable	3,164	2,830
Interest receivable	358	13

	76,796	64,552

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

4.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003		May 1, 2003

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation

	$	$	$	$
PCS network
Switches	137,461	18,008	119,034	—
Infrastructure and towers	111,564	6,034	96,303	—
Radio equipment	51,747	4,410	33,931	—
Application hardware and software	37,912	7,822	26,991	—
Computer hardware and software	8,280	1,346	5,277	—
Office furniture and equipment	4,860	618	4,491	—
Leasehold improvements	5,187	732	3,665	—

	357,011	38,970	289,692	—
Accumulated depreciation	38,970		—

Net carrying value	318,041		289,692

The PCS network includes PCS network construction in progress, amounting to $7.7 million as at December 31, 2003.

5.	INTANGIBLE ASSETS

	December 31	May 1
	2003	2003

	$	$
PCS License	188,002	188,002
Fido brand name	28,493	28,493
Customer list, net of accumulated amortization of $7.4 million as at December 31, 2003	17,324	24,707

	233,819	241,202

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

5.	INTANGIBLE ASSETS [Cont’d]

Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada’s discretion. Revocation is rare and licenses have a high expectation of renewal unless a breach of a license condition has occurred, a fundamental reallocation of spectrum to a new service is required, or an overriding policy need arises. The Company intends to renew the PCS License indefinitely, and expects to be able to do so. The technology used in wireless telecommunications is not expected to be replaced by another technology in the foreseeable future. In December of 2003, Industry Canada issued its Spectrum Licensing Policy for Cellular and Incumbent Personal Communications Services, in which it announced the results of its review of the PCS terms, fees and conditions, as well as its intention to renew the Company’s PCS License up to March 31, 2011. Industry Canada also announced its intention to renew the PCS License every 10 years instead of every 5 years. Therefore, the Company anticipates generating sales and cash flows under its PCS License for an indefinite period of time and as a result, has classified the PCS License under this basis.

The Company has determined that its Fido brand name has an indefinite life because there are no legal, regulatory, contractual or other factors that limit the useful life of the brand name, the Company considers the brand name to be effective in the market place and the Company anticipates generating sales and cash flows under this brand name for an indefinite period of time.

6.	LONG-TERM INVESTMENTS AND OTHER NON-CURRENT ASSETS

	December 31	May 1
	2003	2003

	$	$
Equity interest in a venture capital entity, at equity	3,955	4,100
Other equity interest, at cost	189	189
Other non-current assets	653	938

	4,797	5,227

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31	May 1
	2003	2003

	$	$
Accounts payable – trade	46,548	35,793
Accounts payable – property, plant and equipment	16,420	8,513
Wages and benefits	22,636	13,123
Other current liabilities	6,030	7,597

	91,634	65,026

8.	LONG-TERM DEBT

	December 31	May 1
	2003	2003

	$	$
Tranche B Debt	271,769	300,000
Tranche C Debt	52,693	50,000

	324,462	350,000
Less current portion of principal	(9,298)	(10,000)

	315,164	340,000

The minimum contractual payments of Tranche B Debt and Tranche C Debt for the next five years are as follows: $9.3 million in 2004; $9.3 million in 2005; $13.9 million in 2006; $13.9 million in 2007; and $225.5 million in 2008.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

8.	LONG-TERM DEBT [Cont’d]

The financing arrangements of the Company, as at December 31, 2003, consisted of the following credit agreements:

Tranche A Facility

The Company has access to a revolving bank credit facility [the “Tranche A Facility”] of $25 million, which bears interest at the prime rate plus 2.5%, base rate plus 2.5% or bankers’ acceptance rate plus 3.5%. Pursuant to the terms of the credit agreement of the Tranche A Facility, the Company is entitled to raise up to an additional $50 million in revolving bank credit facility. The Tranche A Facility is payable in April 2006. A commitment fee computed at the rate of 1.0% per annum on the aggregate undrawn amount of the Tranche A Facility is payable on a quarterly basis. The Tranche A Facility is collateralized by a first lien on all of the Company’s assets. As at December 31, 2003 and May 1, 2003, no amounts were drawn on this facility.

Tranche B Debt

The Tranche B Debt, a term loan in the amount of $300 million, comprising a Canadian dollar series in the amount of $104.8 million and a U.S. dollar series with a principal amount equivalent to Canadian $195.2 million [US$134.3 million]. The Tranche B Debt bears interest at the prime rate plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The Tranche B Debt is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all of the Company’s assets. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount was reimbursed in 2003; 3.33% will be reimbursed in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008. As at December 31, 2003, the effective interest rate on Tranche B Debt was 6.5%.

The Company entered into swap transactions with a preferred shareholder, who is also a lender, to manage its exposure to foreign exchange rate fluctuations on part of the U.S. dollar denominated portion of the Tranche B Debt; the Company swapped, in November 2003, $50 million [US$35.5 million] of the principal of the Tranche B Debt at a rate of 1.4072 and $50 million [US$36.7 million] of the principal of the Tranche B Debt at a rate of 1.3634. The swap transactions have a duration of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss).

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

8.	LONG-TERM DEBT [Cont’d]

Tranche C Debt

The Tranche C Debt, a term loan in the amount of $50 million, is payable in April 2013. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at the Company’s discretion: [i] in cash; or [ii] accruing and compounding such interest semi-annually until paid. As at December 31, 2003, $2.7 million of such accreted interest has been capitalized to the Tranche C Debt. The Tranche C Debt is collateralized by a third lien on all of the Company’s assets.

Covenants

Under the above credit agreements, the Company is committed to respect certain covenants, including restrictions on the ability to incur certain indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers.

The Company must also maintain certain financial covenants and ratios under the credit agreements of the Tranche A Facility and Tranche B Debt, including minimum EBITDA [as defined in the credit agreements], number of subscribers, average retail revenue per subscriber per month, liquidity and maximum capital expenditures.

Excess cash flow sweep

The Articles of the Company, and the credit agreements governing the Tranche B Debt and Tranche C Debt, require the Company to make the following payments to the Tranche B Debt and Tranche C Debt lenders and to the holders of First and Second Preferred Shares [or Units if issued]: [i] the net sale proceeds of material asset sales [sale of more than $2 million]; [ii] 75% of the amount calculated each fiscal year equal to excess cash flow [as this term is defined in the Articles of the Company and in the credit agreements]; and [iii] 75% of the amount of net proceeds from equity offerings [including proceeds from the exercise of Warrants]. Each payment on account of material asset sales and net proceeds from equity offerings has to be made within five business days following receipt of the proceeds thereof, and each payment hereunder on account of excess cash flow has to be made on or before March 31 of each fiscal year, commencing on March 31, 2004, with respect to the excess cash flow [if any] for the previous fiscal year.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

8.	LONG-TERM DEBT [CONT’D]

Subject to the maintenance of a minimum cash balance of $45 million as at each year-end [prior to the Company’s 25% share of such year’s excess cash flow], such amounts are to be applied in the order of priority set forth below when First and Second Preferred Shares are issued: [i] repayment of the Tranche B Debt, up to 25% of the principal amount thereof; [ii] payment of interest on the Tranche C Debt; [iii] payment of dividends on the First Preferred Shares; [iv] until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued; [v] payment of dividends on the Second Preferred Shares; [vi] until May 1, 2008, redemption of up to 75% of the number of Second Preferred Shares originally issued; [vii] after May 1, 2008, on a pro rata basis, repayment of remaining principal amount of the Tranche C Debt and redemption of First Preferred Shares originally issued; and [viii] after May 1, 2008, redemption of the remaining Second Preferred Shares. If First and Second Units are issued, the order of priority set forth above is substantially similar, with the exception that the repayment of First and Second Units is limited to 25% until May 1, 2008.

As of December 31, 2003, the Company reimbursed $0.4 million to the Tranche B Debt, under the excess cash flow sweep rules, following the sale of its equity investment in Saraide Inc.

9.	SHARE CAPITAL

Authorized

An unlimited number of Class A Shares;

An unlimited number of Class B Shares;

An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares; and

An unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Class A Shares

Dividends and Rights upon liquidation

Holders of Class A Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class B Shares, on a per share basis.

Exchange Rights

Each Class A Share may, at the option of the holders, be exchanged at any time into one Class B Share.

Class B Shares

Dividends and Rights upon liquidation

Holders of Class B Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class A Shares, on a per share basis.

Exchange Rights

The Class B Shares are exchangeable, at the option of the holders, into Class A Shares on a share-for-share basis, in the following circumstances: [i] any time upon provision by a holder of Class B Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; [ii] upon a bid being made for the Class A Shares where no equivalent bid is made for the Class B Shares, for the purposes of allowing the Class B Shares to tender to an exclusionary bid; and [iii] automatically upon the repeal or relaxation of the Canadian rules governing the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

First and Second Preferred Shares, excluding First and Second Preferred 2 Shares [the “Preferred Shares”]

Rights upon liquidation

Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS Redemption Price [as described below] plus any declared but unpaid dividends.

Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the Preferred Share Redemption Price [as described below] plus any declared but unpaid dividends.

Non-Cumulative Dividend

The holders of Preferred Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash.

Maturity

The Preferred Shares shall be mandatorily redeemed on May 1, 2013.

Redemption Price

The redemption price of each Preferred Share [the “PS Redemption Price”] is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by [i] an amount equal to the dividend accrued during such period; less [ii] the amount of any cash dividend that has been declared and paid in respect of such semi-annual period. As at December 31, 2003, the PS Redemption Price is estimated to be $15.91 per share. In the event of any redemption or mandatory conversion of Preferred Shares other than as at the end of a semi-annual period, the PS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Redemption

The Preferred Shares are redeemable as follows: [i] in whole or in part at any time at the option of the Company at the then current PS Redemption Price, payable in cash, provided however that holders of Preferred Shares may exercise any conversion rights prior to any such redemption; [ii] at maturity, [a] mandatorily at a price per share equal to the then current PS Redemption Price payable in cash or [b] at the Company’s option, if the Class A Shares and the Class B Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Shares or Class B Shares [as the case may be] equal to the PS Redemption Price divided by the average share price of such shares; [iii] mandatorily prior to maturity at the then current PS Redemption Price to the extent that the Company has funds available for such purpose [determined by reference to certain thresholds established in the Articles]; and [iv] at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current PS Redemption Price by issuing Units composed of a note and a Preferred Voting 2 Share or Preferred Non-Voting 2 Share.

Intra Class Exchange Rights

The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, and the Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances: [i] at any time upon provision by a holder of Preferred Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; [ii] upon a bid being made for the Preferred Voting Shares where no equivalent bid is made for the Preferred Non-Voting Shares for the purposes of allowing the Preferred Non-Voting Shares to tender to an exclusionary bid; [iii] automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law. The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis. The Second Preferred Voting Shares are exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Conversion Features

The Preferred Shares have the following conversion features: [i] at any time, the Preferred Voting Shares and the Preferred Non-Voting Shares are convertible, at the option of the holders into Class A Shares and Class B Shares, respectively, on a share-for-share basis; [ii] if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Shares or Class B Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current PS Redemption Price and the proceeds thereof are used as provided in the Articles, the Preferred Voting Shares and the Preferred Non-Voting Shares that remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Shares and Class B Shares, respectively, on a share-for-share basis; and [iii] if at any time on or after May 1, 2008, on the 25th day [or if such day is not a trading day, then on the next following trading day] following the release by the Company of its quarterly or annual financial statements, as the case may be, the Preferred Voting Shares and the Preferred Non-Voting Shares are in-the-money [namely that the PS Redemption Price is less than the average share price of the Class A Shares and Class B Shares], they will be converted automatically into Class A Shares and Class B Shares respectively on a share-for-share basis.

Upon conversion of any Preferred Voting Shares or Preferred Non-Voting Shares into Class A Shares or Class B Shares, the holders of such Preferred Voting Shares or Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the PS Redemption Price.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Anti-layering provisions

The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares [or First Units, if issued] representing in the aggregate an initial issue price in excess of $75 million, or Second Preferred Shares [or Second Units, if issued] representing in the aggregate an initial issue price in excess of $50 million, the approval: [i] by written resolution signed by the holders of a majority of the aggregate number [or principal amount, as the case may be] of First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] then outstanding or [ii] by a majority of the holders of First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either [X] issue any shares ranking prior to or pari passu with the First Preferred Shares [or First Units, if issued] and, as the case may be, Second Preferred Shares [or Second Units if issued] or [Y] incur funded debt [other than permitted debt under the Company’s credit facilities, First Units and Second Units], as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA [as defined in the credit agreements], calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Excess cash flow sweep

The Preferred Shares are subject to the excess cash flow sweep described in note 8 of these financial statements.

First and Second Preferred 2 Shares [the “Preferred 2 Shares”]

Rights upon liquidation

Holders of First Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the Preferred 2 Shares Redemption Price [the “PS2 Redemption Price”, as described below] plus any declared but unpaid dividends. Holders of Second Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred 2 Shares, an amount per share equal to the PS2 Redemption Price [as described below] plus any declared but unpaid dividends.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Dividends

The holders of Preferred 2 Shares are not entitled to receive any dividends in respect thereof.

Redemption

The Preferred 2 Shares will be automatically redeemed at the PS2 Redemption Price [as described below] upon the repayment, redemption or conversion of the First and Second Units, as the case may be, of which they form part. The PS2 Redemption Price is equal to $0.0001 per Preferred 2 Share.

First and Second Units [the “Units”]

The Units are hybrid instruments designed to duplicate the economic interest and other features [including as to voting entitlements] attaching to the Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share [in the case of First Units] or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share [in the case of Second Units]. The First Units are senior in right of payment to the Second Units. As at December 31, 2003, no Units were issued.

Issued

Number of shares issued

	First Preferred	First Preferred	Second	Second
	Voting	Non-Voting	Preferred Voting	Preferred	Class A	Class B
	Shares	Shares	Shares	Non-Voting Shares	Shares	Shares

Balance as at May 1, 2003	544,828	11,221,839	106,400	7,093,972	30,000	3,601,145
Converted	(292,532)	193,365	(91,618)	(114,444)	38	305,191

Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Carrying value of shares issued

			Second	Second			Total
	First Preferred	First Preferred	Preferred Voting	Preferred			Value of
	Voting Shares	Non-Voting Shares	Shares	Non-Voting Shares	Class A Shares	Class B Shares	Shares

	$	$	$	$	$	$	$
Balance as at May 1, 2003	8,172	168,328	1,596	106,410	302	36,241	321,049
Converted	(4,510)	2,978	(1,412)	(1,755)	(2)	4,701	—
Accretion on redemption price	352	10,311	51	6,391	—	—	17,105

Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154

Warrants

	December 31	May 1
	2003	2003

	$	$
3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328

	17,926	17,926

In connection with the Plan, the Company issued on May 1, 2003 two series of warrants entitling holders thereof, at any time, to purchase one Class A Share or Class B Share as the case may be, for each warrant at the exercise price until their maturity on May 1, 2005 and May 1, 2008, respectively.

Employee Stock Purchase Plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. The Company makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant’s contribution during the year [up to 5% of the participant’s salary]. The Company’s contribution is executed only if, on June 30 of the following year, the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. The Company may choose to make its contribution in treasury shares or to deposit with the administrative agent of the plan a sufficient amount of money to enable the administrative agent of the plan to purchase the appropriate number of shares in the market. The total number of treasury Class A Shares and Class B Shares that can be issued by the Company in order to make its contribution pursuant to this plan shall not exceed 250,000 shares. As at December 31, 2003, no shares were issued under this stock purchase plan.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Stock Option Plan

A new stock option plan was implemented on May 1, 2003. The new stock option plan, as amended on November 20, 2003, authorizes the issuance of up to 3,000 Class A Shares and 2,006,818 Class B Shares. The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of Class A Shares or Class B Shares of the Company covered by each of such options, the date of grants and the subscription price of each option. Each option allows its holder to acquire one Class A Share or one Class B Share, as the case may be, at its exercise price following the vesting period. Options granted under the stock option plan have the terms and conditions, including exercise price, vesting and expiration, as established by the Board, from time to time, provided that the pricing of options is in accordance with the requirements of the Toronto Stock Exchange and is not less than the market prices for the Class A Shares and Class B Shares at the time of the grant of options.

During the eight-month period ended December 31, 2003, the Company granted 1,781,359 options and 48,400 options were forfeited. As a result, 1,732,959 options were outstanding as of December 31, 2003. 50%, 25% and 25% will vest and become exercisable on the second, third and fourth anniversaries of the grant. Accelerated vesting will be applicable after the first anniversary date of the grant in the event that the market price of the shares reaches a certain level.

		Pre-reorganization

	Eight months ended	Four months ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
Weighted-average assumptions	2003	2003	2002	2001

	$	$	$	$
Risk-free interest rate	3.0%	3.0%	3.0%	3.0%
Expected dividend yield	0%	0%	0%	0%
Expected share price volatility	64.6%	107.9%	107.9%	89.8%
Expected life	5.0 years	5.5 years	5.5 years	5.5 years

For the purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options’ vesting periods.

All the outstanding options granted under the prior stock option plan were cancelled upon the implementation of the Company’s financial reorganization on May 1, 2003.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

9.	SHARE CAPITAL [CONT’D]

Pro forma disclosure regarding stock options plan:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Net income (loss) for basic earnings (loss) per share calculation	(12,146)	45,517	(570,501)	(498,485)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value based method had been applied to all awards as reported	(1,327)	(1,577)	(2,228)	(6,155)

Pro forma net income (loss) as if the fair value based method had been applied to all awards	(13,473)	43,940	(572,729)	(504,640)

Basic and diluted earnings (loss) per share as if the fair value based method had been applied to all awards	(3.57)	0.18	(2.38)	(4.62)

The following table summarizes information about stock options outstanding, none of which were exercisable, as of December 31, 2003:

	Options Outstanding

		Weighted-	Weighted-
	Number outstanding	average	average
Range of	as at December 31,	remaining	exercise
exercise prices	2003	life	price

$10.50 to $11.25	1,648,544	4.48 years	10.51
$17.75 to $18.74	84,415	4.20 years	18.51

$10.50 to $18.74	1,732,959	4.46 years	10.90

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

10.	SUPPLEMENTARY CONSOLIDATED STATEMENT OF NET INCOME (LOSS) INFORMATION

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Depreciation and amortization
Property, plant and equipment	38,970	59,121	240,384	176,712
Intangible assets	7,383	—	223,399	—
Other non-current assets	418	267	2,032	1,278

	46,771	59,388	465,815	177,990

Interest expenses
Interest on long-term debt	14,705	70,174	208,389	202,429
Other interest	112	434	7,867	13,459
Amortization of deferred financing costs	—	—	10,573	8,349

	14,817	70,608	226,829	224,237

Other information
Bad debt expense	2,853	4,153	32,306	16,148
Advertising costs	31,823	8,290	37,341	33,293

Intangible assets’ amortization for the next two years is expected to be approximately $8.6 million per year. Costs of products and costs of services are exclusive of depreciation and amortization, which are shown separately.

Post-reorganization

Gain (loss) on investments, marketable securities and other assets

During the eight-month period ended December 31, 2003, the Company received proceeds of $2.4 million following the sale of its equity investment in Saraide Inc., which was previously written down to a value of nil. The entire amount was recorded as a gain on investments.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

10.	SUPPLEMENTARY CONSOLIDATED STATEMENT OF NET INCOME (LOSS) INFORMATION [CONT’D]

Pre-reorganization

Impairment of assets

In 2002, the Company wrote down the value of its MCS Licenses to nil and an impairment charge of $223.4 million was recorded and included with depreciation and amortization of intangible assets. A related deferred income tax recovery of $72.9 million was also recorded. Also included with depreciation and amortization of property, plant and equipment in 2002 was an impairment charge of $37.3 million as a result of write-downs related to the network and to application software.

In light of the decline in market conditions for high-technology companies, the Company reduced the value of certain of its investments to their net estimated realizable value. Accordingly, write-downs of $11.8 million were recorded in 2002 and $28.0 million in 2001.

Restructuring charges

In 2002, the Company laid off approximately 350 employees [approximately 200 in 2001] to adjust its work force to the requirements of its operating plan. The restructuring charges of $7.5 million recorded in 2002 [$5.2 million in 2001] relate primarily to severance payments to the employees laid off.

Gain on financial instruments

During 2002, the Company terminated cross-currency swaps, interest rate swaps and hedging agreements related to the old long-term debt. These terminations generated net proceeds of $21.5 million, net deferred gain of $3.1 million and gain on financial instruments of $5.5 million. The net gain on financial instruments in 2002 also includes the amortization of the deferred gains of $1.4 million and the amortization of the deferred losses generated by the termination of the interest rate swaps of $0.3 million.

Write-down of deferred financing costs and deferred gain and loss on financial instruments

In 2002, the Company wrote down $18.9 million of deferred financing costs, $17.7 million of deferred loss on financial instruments and $19.7 million of deferred gain on financial instruments for a net total of $16.9 million, all of which related to the Company’s long-term debt, which was in default as at December 31, 2002.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

11.	EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

Numerator:	$	$	$	$

Net income (loss) for diluted earnings (loss) per share calculation	4,959	45,517	(570,501)	(498,485)
Accretion on redemption price of First and Second Preferred Shares	(17,105)	—	—	—

Net income (loss) for basic earnings (loss) per share calculation	(12,146)	45,517	(570,501)	(498,485)

Denominator: (in thousands)	Number	Number	Number	Number
Weighted-average number of shares outstanding	3,774	240,217	240,204	108,915
Shares issuable pursuant to the exercise of initial warrants	—	253	253	297

Number of shares for basic earnings (loss) per share calculation	3,774	240,470	240,457	109,212
Additional shares for diluted loss per share calculation	—	—	—	3,312
Shares issuable pursuant to the conversion of Preferred Shares	18,662	—	—	—
Shares issuable pursuant to the exercise of stock options	463	—	—	—

Number of shares for diluted earnings (loss) per share calculation	22,899	240,470	240,457	112,524

Basic and diluted earnings (loss) per share (in dollars)	(3.22)	0.19	(2.37)	(4.56)

Basic and diluted earnings (loss) per share are identical, as the effect of dilutive securities is antidilutive.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

12.	RELATED PARTY TRANSACTIONS

Since May 1, 2003, certain holders of the long-term debt and the derivative instruments are also shareholders of the Company.

During the pre-reorganization period, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies. These transactions are undertaken in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due from or to related parties are payable or receivable in cash on demand. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements, excluding amounts related to long-term debt and derivative instruments, is as follows:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Costs capitalized to property, plant and equipment and deferred charges	—	—	—	5,165
Cost of products and services	—	—	3,007	6,965
General and administrative services	—	103	304	562
Selling and marketing	—	—	—	225
Equipment sales and service revenues	—	—	4,698	5,470
Equipment purchases	—	—	224	192

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

13.	INCOME TAXES

Significant components of the income tax benefit (expense) consist of the following:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Current income tax benefit (expense) before the following:	(587)	(6,180)	(80,484)	(40,101)
Tax benefit of previously unrecognized losses and temporary differences	—	4,384	78,860	37,857

Current income tax benefit (expense)	(587)	(1,796)	(1,624)	(2,244)
Deferred income tax recovery related to reversal of temporary differences	—	—	73,519	3,966

Income tax benefit (expense)	(587)	(1,796)	71,895	1,722

The reconciliation of income tax computed at the statutory income tax rates to the income tax benefit (expense) is as follows:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Income tax benefit (expense) based on the combined statutory income tax rate of 33% [32% in 2002 and 33% in 2001]	(1,830)	(15,613)	205,567	165,068
Non-taxable portion of capital items	2,825	16,519	(3,665)	(14,596)
Unrecognized tax expense (benefit) of losses and temporary differences	(913)	(5,264)	(210,063)	(187,376)
Tax benefit of previously unrecognized losses and temporary differences	—	4,384	78,860	37,857
Large corporations tax	(587)	(1,796)	(1,624)	(2,244)
Other	(82)	(26)	2,820	3,013

Income tax benefit (expense)	(587)	(1,796)	71,895	1,722

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

13.	INCOME TAXES [CONT’D]

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2003 are as follows:

	December 31	May 1
	2003	2003

	$	$
Deferred income tax liabilities:
Deferred gains and other	2,779	517

Total deferred income tax liabilities	2,779	517

Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	416	416
Operating losses carried forward	542,552	612,370
Tax values of capital assets in excess of accounting values	55,849	40,553
Provisions and other temporary differences	23,906	25,651

Total deferred income tax assets	622,723	678,990
Valuation allowance	(619,944)	(678,473)

Net deferred income tax assets	2,779	517

Net deferred income tax	—	—

Approximately $1.8 billion of the operating losses carried forward and $200 million of temporary differences existed at the date of the Company’s financial reorganization as described in note 1. The tax benefits related to these operating losses carried forward and temporary differences were not included in the assets as part of the fresh start accounting, as a valuation allowance of approximately $678 million was provided. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized losses carried forward and temporary differences will be realized, they will be applied to reduce unamortized intangible assets to nil. During the period of eight months ended December 31, 2003, no amount of tax benefits related to these losses and temporary differences was realized.

As at December 31, 2003, the Company had net operating losses carried forward for income tax purposes totaling $1.6 billion, which expire as follows: 2004, $217.8 million; 2005, $57.9 million; 2006, $283.7 million; 2007, $282.6 million; 2008, $322.0 million; 2009, $480.1 million. The Company had also approximately $234.5 million of deductible temporary differences.

In addition, the use of tax losses carried forward will generally be restricted in future years to profits from those businesses carried on prior to the restructuring plan.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

14.	SUPPLEMENTARY INFORMATION ON CONSOLIDATED STATEMENT OF CASH FLOWS

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Changes in operating assets and liabilities
Receivables	(12,244)	(2,689)	13,783	(18,947)
Inventories	(5,728)	(4,035)	370	17,545
Prepaid license fees, rental sites and other prepaid	7,193	(14,188)	(1,235)	(980)
Deferred charges	(3,557)	9,481	(5,477)	(7,727)
Other current assets	(3,282)	(34,250)	6,754	13,116
Accounts payable and accrued liabilities	27,113	75,712	16,385	(61,289)
Deferred revenues	8,121	(3,366)	(542)	5,979

Net change in operating assets and liabilities	17,616	26,665	30,038	(52,303)

15.	COMMITMENTS AND CONTINGENCIES

Operating leases

The aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

$

2004	34,148
2005	29,774
2006	21,399
2007	17,528
2008	14,653
Subsequent to 2008	41,384

158,886

Rental expenses for the eight months ended December 31, 2003 and for the four months ended April 30, 2003 amounted to $19.0 million and $9.7 million respectively [$29.7 million for 2002 and $29.5 million for 2001].

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

15.	COMMITMENTS AND CONTINGENCIES [Cont’d]

Under its site leases, the Company is generally committed to returning each site to its original state. The associated exit costs are expected to be insignificant because the Company estimates that most of its lease sites will be renewed at their expiry. Consequently, no provision has been recorded for asset retirement obligations and the associated exit costs will be provided for when such liabilities arise.

Letters of credit

As at December 31, 2003, the Company had outstanding letters of credit for an aggregate amount of $0.4 million [$1.3 million as at May 1, 2003].

Supply Agreement

Under a supply agreement, the Company is committed until 2006 to acquire certain of its core wireless network equipment and call server products from a major supplier. Under this agreement, the Company has no unconditional purchase commitments.

PCS License

On April 15, 1996, the Company was informed of the conditions attached to its PCS License, which had an initial term of five years. On March 29, 2001, Industry Canada renewed the Company’s PCS License for a second five-year term, commencing on April 1, 2001. On December 12, 2003, Industry Canada issued Canada Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS Licensees, including the Company, will be extended to March 31, 2011. Industry Canada also announced that it will make certain changes to the cellular and PCS License conditions, including granting licensees the power to divide and transfer their licenses, by both spectrum amount and geographic area.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

15.	COMMITMENTS AND CONTINGENCIES [Cont’d]

Other License conditions detailed in Gazette Notice DGRB-006-03 that apply to the Company include: [i] to comply with applicable spectrum aggregation limits; [ii] to comply with the Canadian ownership and control provisions; [iii] to ensure that radio stations are installed and operated in compliance with applicable regulations from Health Canada [electromagnetic field exposure] and Transport Canada [air navigation], and only after meaningful consultations have taken place with applicable local land use authorities; [iv] to invest a minimum of 2% of adjusted gross revenues resulting from operations in the spectrum, over the term of the License, in eligible research and development activities. As at December 31, 2003, 2% of the Company’s adjusted gross revenues represented a cumulative amount of $26.7 million. Up to December 31, 2003, the Company has spent approximately $15.9 million; [v] to provide for and maintain lawful interception activities as authorized by law; and [vi] to offer PCS resale to other PCS Licensees on a non-discriminatory basis.

MCS Licenses

In November 2003, Inukshuk announced the creation of a new venture with two partners. The new company plans to build a MCS network to offer high speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each partner owns one-third of the new company, which will operate as an independent entity. The first phase will allow partners to validate technological and commercial acceptance to develop a detailed business plan. The first commercial service launches are planned for early 2004. Inukshuk will contribute the use of 60 MHz of its MCS Licenses, but no monetary investment. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions. As of December 31, 2003, the venture was at an early stage of activities and had no significant impact on the Company’s financial statements.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

15.	COMMITMENTS AND CONTINGENCIES [Cont’d]

Litigations

On April 10, 2002, ASP Wireless Net Inc., or ASP, a former service provider of Solutions, filed a notice of arbitration pursuant to an agreement that ASP had with Solutions. ASP claims in the notice of arbitration that Solutions has breached its agreements with ASP and ASP therefore suffered damages in the amount of $18.5 million, which ASP is claiming from the Company. The breach alleged by ASP relates to Microcell’s failure to provide ASP access to Microcell’s PCS network. The Company considers ASP’s claim frivolous and unfounded in fact and in law and intends to vigorously contest it.

Furthermore, the Company is involved from time to time in other legal and regulatory proceedings incidental to its business. The Company does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on the Company.

16.	FINANCIAL INSTRUMENTS

Concentration of credit risk

The Company has a limited concentration of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. The Company evaluates the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establishes an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses. Cash and cash equivalents and short-term investments are contracted with a limited number of financial institutions. However, risk of losses is managed by the Company through a policy of dealing only with large, creditworthy financial institutions.

Interest rate risk

The Company has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and the collection or repayment of these instruments.

Foreign exchange rate risk

The Company is subject to foreign exchange rate fluctuations as a portion of its assets and liabilities are unhedged and denominated in currencies other than Canadian dollars.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

16.	FINANCIAL INSTRUMENTS [Cont’d]

Fair value

Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

The fair value of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

The fair value of the Tranche B Debt and Tranche C Debt is determined based on an amount quoted on the over-the-counter market at the balance sheet date. The fair value of the derivative instruments is determined based on market rates prevailing at the balance sheet date obtained from the Company’s financial institutions for similar derivative instruments.

Fair values of the Company’s financial instruments, as at December 31, 2003, where the fair values differ from the carrying amounts on the financial statements, are as follows:

	Carrying	Estimated
	value	fair value

	$	$
Tranche B Debt	271,769	266,334
Tranche C Debt	52,693	41,100

17.	SEGMENTED INFORMATION

In the preceding years, the Company carried out its operations through three strategic business segments: PCS, wireless Internet and investments. As a result of the restructuring process, the Company realigned its cash flows to concentrate on the PCS activities. Consequently, the Company has determined that it operates in one segment since January 1, 2003, as the wireless internet and investments operations were no longer significant.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

These financial statements were prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Company’s financial statements, which would be required to conform to U.S. GAAP.

Reconciliation of consolidated net income (loss) and comprehensive income (loss)

			Pre-reorganization

		Eight months	Four months
		ended	ended	Year ended	Year ended
		December 31	April 30	December 31	December 31
		2003	2003	2002	2001

		$	$	$	$
Net income (loss) under Canadian GAAP		4,959	45,517	(570,501)	(498,485)
[a]	Reversal of amortization of Intangible assets	—	—	—	139
[b]	Share of net income (net loss) in investees	—	(500)	4,772	(22,079)
[d]	Development costs	—	—	6,108	(3,502)
[e]	Stock compensation	—	—	478	(478)
[f]	Interest expense	(17,105)	—	—	—
[g]	Reorganization items	—	1,253,660	—	—
[d]	Amortization of net deferred gain on financial instruments	—	—	(1,110)	—
[d]	Amortization of other comprehensive income related to financial instruments	—	—	1,110	—
[i]	Changes in fair market value of a fair value hedge	—	—	—	1,367
[i]	Cumulative effect as of January 1, 2001 resulting from the adoption of SFAS 133	—	—	—	(900)
[h]	Effect of legislated tax rate changes on deferred tax liabilities	—	—	—	25,771
[a]	Impairment of intangible assets	—	—	(25,771)	—

	Net income (loss) under U.S. GAAP	(12,146)	1,298,677	(584,914)	(498,167)
[c]	Unrealized gain (loss) in value of marketable securities	—	(145)	(177)	322
[i]	Changes in fair market value of cash flow hedges	—	—	367	(1,364)
[d]	Reversal of cumulative income taxes related to changes in fair market value of cash flow hedges	—	—	1,036	—
[d]	Amortization of other comprehensive income related to financial instruments	—	—	(1,110)	—
[i]	Write off of other comprehensive income related to financial instruments	—	—	(1,968)	—
[i]	Cumulative effect as of January 1, 2001, resulting from the adoption of SFAS 133	—	—	—	3,939

	Comprehensive income (loss) under U.S. GAAP	(12,146)	1,298,532	(586,766)	(495,270)

	Basic and diluted earnings (loss) per share under U.S. GAAP [dollars]	(3.22)	5.40	(2.43)	(4.56)

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont’d]

Reconciliation of consolidated cash flow captions

There are no significant differences between Canadian GAAP and U.S. GAAP, which affect the captions of the cash flow statements.

Reconciliation of consolidated balance sheet captions

		December 31, 2003			May 1, 2003

		Canadian		U.S.	U.S.
		GAAP	Adjustments	GAAP	GAAP

		$	$	$	$
[f]	Long-term debt, including short-term portion	(324,462)	(296,912)	(621,374)	(634,506)
[f]	Share capital	(338,154)	296,912	(41,242)	(36,543)

[a]	Amortization and impairment of intangible assets

The PCS License, which included certain development costs, and other costs associated with obtaining the PCS License from Industry Canada were deferred under Canadian GAAP. Under U.S. GAAP, such development costs are expensed as incurred. This difference created a reversal of amortization of intangible assets of $0.1 million in 2001. During 2002, the Company wrote down the value of the MCS Licenses to nil. Prior to this write-down, the carrying values of these licenses were $249.2 million and $223.4 million under U.S. GAAP and Canadian GAAP respectively, representing a difference of $25.8 million.

[b]	Investment in entity subject to significant influence

Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont’d]

In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

[c]	Marketable securities

Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value, net of income taxes, are recorded in other comprehensive income (loss).

[d]	Deferred charges and other assets

Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred.

Under Canadian GAAP, a deferred gain or loss is recorded upon either the de-designation of a derivative financial instrument as a hedge or upon the early termination of a derivative financial instrument qualifying as a hedge. This deferred gain or loss represents the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of the de-designation or early termination. The deferred gain or loss is then amortized over the remaining life of the originally hedged item. Under US GAAP, the appreciation or depreciation of the fair market value of the derivative financial instrument from its inception until the date of its de-designation or early termination is accumulated in other comprehensive income. The accumulated balance is then amortized to net income (loss) over the remaining life of the originally hedged item.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont’d]

[e]	Stock compensation

Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element. As at December 31, 2002, all such stock compensation awards granted in the past have been cancelled.

Additional disclosure regarding stock options plan:

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Net income under U.S. GAAP as reported	(12,146)	1,298,677	(584,914)	(498,167)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value based method had been applied to all awards as reported [note 9]	(1,327)	(1,577)	(2,228)	(6,155)

Pro forma net income under US GAAP as if the fair value based method had been applied to all awards	(13,473)	1,297,100	(587,142)	(504,322)

Basic and diluted earnings (loss) per share under US GAAP as reported	(3.22)	5.39	(2.43)	(4.56)
Pro forma basic and diluted earnings (loss) per share under US GAAP as if the fair value method had been applied to all awards	(3.57)	5.39	(2.44)	(4.62)

[f]	Classification of financial instrument as debt or equity

On May 1, 2003, the Company issued Preferred Shares as described in note 9, which are redeemable at a fixed price in cash or by the issuance of a variable number of shares of the Company. Under U.S. GAAP, a financial instrument that embodies an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception. As a result, the accretion on the redemption price is presented as interest expense. Under Canadian GAAP, such financial instruments are presented as equity and the accretion on the redemption price is charged directly to retained earnings.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont’d]

[g]	Reorganization items

Under U.S. GAAP, the forgiveness of debt and the effects of the adjustments on the reported amounts of individual assets and liabilities resulting from the adoption of fresh start accounting should be reflected in the predecessor entity’s final statement of operations. Under Canadian GAAP, such adjustments are reflected as capital transactions. The reorganization items in the amount of $1.254 billion were comprised of $1.366 billion of forgiveness of debt and $112.5 million of adjustments resulting from the application of fresh-start accounting.

[h]	Deferred tax liabilities

Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72.9 million, resulting from the difference between the carrying value and the tax basis of the asset acquired, was capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98.7 million under US GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25.8 million under U.S. GAAP.

[i]	Derivative instruments

The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. The Company adopted SFAS 133 effective January 1, 2001. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the effective portion of the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

18.	ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES [Cont’d]

The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $0.9 million being recognized as an expense in the statement of net loss and as a credit of $3.9 million in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1.4 million being recognized as income in the statement of net loss and in a charge of $1.4 million in other comprehensive income. As of December 31, 2002, all such derivative instruments have been terminated.

[j]	Additional disclosure under U.S. GAAP and SEC requirements

		Pre-reorganization

	Eight months	Four months
	ended	ended	Year ended	Year ended
	December 31	April 30	December 31	December 31
	2003	2003	2002	2001

	$	$	$	$
Provision for restructuring charges
Balance, beginning of period	162	1,036	2,314	—
Addition: severance expenses	—	—	7,494	5,226
Deduction: severance payments and adjustments	(162)	(874)	(8,772)	(2,912)

Balance, end of period	—	162	1,036	2,314

Allowance for doubtful accounts
Balance, beginning of period	11,844	14,885	10,717	4,116
Restructuring adjustment	—	(2,320)	—	—
Addition: bad debt expenses	2,853	4,153	32,306	16,148
Deduction: uncollectible accounts written off, net of recoveries	(8,070)	(4,874)	(28,138)	(9,547)

Balance, end of period	6,627	11,844	14,885	10,717

Microcell Telecommunications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated]

19.	COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2004

Microcell Telecommunications Inc.

By:

/s/ Jacques Leduc Jacques Leduc, Chief Financial Officer and Treasurer